UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25



                                                 Commission File Number 811-7136

                                                        CUSIP Number 09255G 10 7

                                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K                             [ ] Form 20-F
[ ] Form 11-K                             [ ] Form 10-Q
[X] Form N-SAR                            [ ] Form N-CSR

      For Period Ended: October 31, 2006 ----------------

      [ ]     Transition Report on Form 10-K
      [ ]     Transition Report on Form 20-F
      [ ]     Transition Report on Form 11-K
      [ ]     Transition Report on Form 10-Q
      [ ]     Transition Report on Form N-SAR
      [ ]     Transition Report on Form N-CSR

      For the Transition Period Ended:____________________________



      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

                                     PART I
                             REGISTRANT INFORMATION


BlackRock MuniYield Pennsylvania Insured Fund
-------------------------------------------------------------------------------
Full Name of Registrant

MuniYield Pennsylvania Insured Fund
-------------------------------------------------------------------------------
Former Name if Applicable

800 Scudders Mill Road
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Plainsboro, New Jersey  08536
-------------------------------------------------------------------------------
City, State and Zip Code


                                     PART II
                             RULE 12b-25(b) AND (c)


      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to a recent change in the accounting interpretation of the presentation in the Fund's financial statements of investments in tender option bonds or inverse floating rate bonds, the Fund is not able to finalize the presentation of these investments in its financial statements for a timely filing of its Form N-SAR to be made. Additionally, as a result of the foregoing, Deloitte & Touche LLP, the Fund's independent registered public accounting firm, is not able to finalize their audit of the financial statements of the Fund for a timely filing of the Form N-SAR to be made. The Fund's Form N-SAR will be completed and filed with the Securities and Exchange Commission as soon as practicable.

                                     PART IV
                                OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification.

Donald C. Burke                        (609) 282-7085
-------------------------------------------------------------------------------
(Name)                                 (Area code)       (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


                  |X| Yes                   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                  |_| Yes                   |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Date   December 22, 2006               By   /s/ Donald C. Burke
       ----------------------------         ----------------------------------
                                            Donald C. Burke
                                            Vice President and Treasurer